Exhibit 12

LSB Industries, Inc. Unaudited Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends (Dollars in thousands)

Year ended December 31,	Nine months ended
2004	2005	2006	2007	2008	9/30/2008	9/30/2009
Income from continuing operations before provisions for income taxes and equity in earnings of affiliate	$77	$5,007	$15,848	$48,197	$54,399	$52,108	$34,961
Add:
Fixed charges	11,955	15,431	15,971	15,674	12,042	9,206	6,454
Share of distributed income of 50% owned affiliate	250	488	875	765	735	555	560
Adjusted Earnings	$12,282	$20,926	$32,694	$64,636	$67,176	$61,869	$41,975

Fixed Charges:
Interest expense (1)	$7,393	$11,245	$12,028	$11,723	$8,510	$6,572	$4,609
Estimate of interest in rental expense	4,562	4,186	3,943	3,951	3,532	2,634	1,845
Fixed Charges	11,955	15,431	15,971	15,674	12,042	9,206	6,454

Preferred stock dividends	2,322	2,337	2,783	5,912	463	490	506
Combined fixed charges and preferred stock dividends	$14,277	$17,768	$18,754	$21,586	$12,505	$9,696	$6,960

Ratio of earnings to fixed charges	1.0	1.4	2.0	4.1	5.6	6.7	6.5

Ratio of earnings to combined fixed charges and preferred stock dividends (2)	-	1.2	1.7	3.0	5.4	6.4	6.0

Deficiency (2)	$1,995

(1)
Interest expense includes amortization of deferred debt issuance costs and excludes realized and unrealized gains or losses on interest rate financial instruments that are reported as interest expense.

(2)	Earnings were insufficient to cover fixed charges and preferred dividends by $1,995,000 in the year ended December 31, 2004.